SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Alterity Therapeutics Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

Alterity Therapeutics Limited

6-K	Items

1.	Form 603 Notice lodged by Bank of New York Mellon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERITY THERAPEUTICS LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

May 8, 2019

FORM 603 NOTICE OF INITIAL SUBSTANTIAL HOLDER RECEIVED FROM ALTERITY’S SHARE DEPOSITORY, THE BANK OF NEW YORK MELLON

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – May 8th, 2019. Alterity Therapeutics Limited (ASX:ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) advises that a notice of initial substantial holder (Form 603) was lodged today with the ASX by the Company’s American Depositary Receipts (“ADR”) depository, The Bank of New York Mellon (“BNYM”). This notice was lodged under requirements recently implemented by the Australian Securities and Investments Commission in Legislative Instrument 19-0371 that requires BNYM to report its interests in Australian shares underlying the ADR program administered by it.

The notice does not represent any change to the arrangements between Alterity and BNYM. The notice should not be read as meaning that Alterity has a new substantial shareholder or that the ownership structure of Alterity’s shares has changed.

BNYM has acted as the depository for Alterity’s ADRs since 2002. ADRs are traded on Nasdaq Capital Market as part of Alterity’s dual listing in Australia (on ASX) and the US (on Nasdaq).

ADRs and associated American depositary shares (ADSs) are a method by which participants in US securities markets like Nasdaq can, in effect, trade rights to underlying shares of non-US companies like Alterity. The underlying ordinary shares are deposited with BNYM. As depository, BNYM issues ADRs each of which evidences an ADS, which in turn evidences 60 Alterity ordinary shares. The rights to the deposited shares are owned by the holders of the ADRs. That interest is, in practical effect, equivalent to the type of direct ownership of the underlying shares that exists for holders of the Company’s shares in Australia on the ASX.

Details of the ADR arrangements are included in the Company’s filings with the US Securities and Exchange Commission which are also released as announcements to the ASX, including the 2018 Form 20-F released on 3 September 2018.

Further detail is set out in the copy of the Deposit Agreement annexed to the notice, which was also previously released to ASX by the Company on 24 December 2007.

Contact:

Investor Relations

Rebecca Wilson

E: rwilson@buchanwe.com.au

Tp: +61 3 9866 4722

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Alterity Therapeutics | Level 3, 460 Bourke Street, Melbourne, VIC 3000 Australia	www.alteritytherapeutics.com

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.